October 30, 2006

Jerome Cooper
President
c/o GTJ Co., Inc.
444 Merrick Road
Lynbrook, NY 11563

Re: GTJ REIT, Inc.
Amendment No. 1 to Form S-11 on Form S-4
Filed on October 19, 2006
File No. 333-136110

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   We note your response to comment five. Please file a consent for Ryan Beck & Co.

2.	We have read and are continuing to consider your response to comment number 4. To facilitate that consideration, please clarify whether or not the financial statements of the City of New York are publicly available and whether or not the company has obtained a copy of those financial statements or otherwise reviewed those financial statements. Tell us the disclosure you would include in the filing regarding the consideration the company gave to the inclusion of the financial statements in the filing and why those financial statements are not considered by the company to be useful or meaningful to an investor, if such is the case. Further, clarify to us what consideration you gave to including summarized financial information related to the City of New York in the filing.

Cover

3.	Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

Questions and Answers About the Special Meeting and the Reorganization, page 1

4.	We note that you refer to a number of sections that are not included in this prospectus. For instance, but without limitation, on page 3 you reference "The Merger—Recommendation of the Bus Companies' Board of Directors and Its Reasons for the Merger beginning on page ___ of this proxy statement/prospectus." Please revise this document to include this section or to strike the reference.

Why is the Reorganization being proposed, page 1

5.	Please be aware that we view the Question and Answer section and the Summary section of the prospectus to be one section. Your Q&A should not repeat any information that appears in the summary and vice versa. To the extent there is repetitive text in these sections, please revise to minimize the repetition. We note, for example, that both sections contain information relating to the tax consequences of the merger and reorganization.

Bus Company Shareholders Entitled to Vote, page 5

6.	Please revise to explain the concept "voting trust certificate." Please clarify whether by operation of these certificates any record holder will not be entitled to vote on the merger.

Present operations, page 6

7.   You state that "the Bus Companies and their subsidiaries collectively operate a group of outdoor maintenance businesses, and a paratransit business, with aggregate sales of approximately $27,000,000 in 2005." Please revise to note the net income generated by the outdoor maintenance businesses and paratransit business in 2005.

Expected Organizational chart after the Reorganization, page 13

8.   On page 98, you list MetroClean Express Corp, Metroclean Express of New Jersey, Inc., Shelter Express Corp, Shelter Electric Maintenance Corp., ShelterCLEAN, Inc., ShelterClean of Arizona, Inc., Transit Facility Management Corp, Transit Alliance Insurance Co., LTD, and Transit Facility Claims Corp as G.T.J. Co. Inc.'s active subsidiaries. In the organizational chart in this section, you only list Shelter Express as a subsidiary of G.T.J. Co., Inc. Please advise us as to the reason for the discrepancy or revise as necessary

Risk Factor, page 16

9.   We reissue comment 14. Please revise your risk factor subheadings to ensure that your subheadings clearly identify the material risk disclosed in the narrative. Most of your risk factors merely state a fact. For example, but without limitation, refer to the risk factor subheading We have not determined what other kinds of real property may be the subject of a future investment. Please revise so that your subheadings highlight the specific risk that results from the stated fact.

10.   In your response to comment 16, you state that the risk factor regarding your officers' and directors' conflicts of interest was generic and has been struck. Given that the risk factor is not generic please revise your disclosure to include the risk factor and to provide more detailed disclosure regarding which officers and directors have conflicts and the extent of the conflicts.

The $20 million cash distribution, and continuing income distributions will cause us to borrow to meet our working capital requirements, page 23

11.   The risk factor subheading does not appear to reflect the risk described in the risk factor narrative. Please revise the subheading as necessary.

Purchase of Bus Companies' bus assets by New York City, page 29

12.   We note your response to comment 19. Please revise to note why the Bus Companies, and not the claimants, will receive the distribution from New York City and whether the Bus Companies will need to distribute the funds to the claimants. Also, please revise to note whether the Bus Companies are a party to the noted litigations.

Pro Forma Financial Consolidated Financial Information, page 41

13.   We have reviewed your response to comment number 22. Please tell us whether or not the group of shareholders who commonly own more than 50% of the Green Bus Lines, Inc., Triboro Coach Corporation, and Jamaica Central Railways, Inc, have a written agreement to vote a majority of the entities' shares in concert. If such voting trust agreements exist, please describe the terms of those agreements, for example, whether they are revocable and the date they were entered into. If such voting trust agreements do not exist, and the other conditions set forth in paragraph 3 of EITF 02-5 are not met, it does not appear that the reorganization should be accounted for as a combination of entities under common control.

14.   To the extent that the above comment results in the conclusion that reorganization accounting is not appropriate, tell us how the merger will be accounted for under SFAS 141 with particular focus on the guidance in paragraph 19 of SFAS 141.

Pro Forma Condensed Consolidates Statement of Operations for the Six Months Ended June 30, 2006, page 43

15.   Since you present revenues from two sources, operating and rental, please consider separately reporting the operating expenses related to these two distinct sources on the face of the statement. The summary presentation on page 14 should be similarly revised.

New York City Credit Ratings, page 53

16.   Please provide supporting documentation for the assertions made in this section.

Financial Position of GTJ REIT, page 95

17.   We reissue comment 34 in part. Please revise you disclosure to include a description of any known material trends, favorable or unfavorable, in GTJ REIT, Inc.'s capital resources. Refer to Item 303 of Regulation S-K.

Opinion of Ryan Beck & Co., page 34

18.   Please provide us with copies of any materials prepared by or for the financial
        advisor in connection with its fairness opinion, including, among other things, any
        "board books," drafts of fairness opinions provided to the board of directors and
        any summaries of presentations made to the board of directors. We may have
        further comment on your disclosure once we have had the opportunity to review
        those materials.

Environmental Matters, page 97

19.   In your response to comment 36, you state that we should refer to pages 96 and
        97. Pages 96 and 97 do not describe any current environmental claims or
        remediation actions. Please include a cross-reference to your discussion of
        environmental issues on pages 55-56. Please also expand your risk factor
        disclosure regarding environmental issues to conform to this disclosure.

20.   We note on page F-101 that you have entered into an informal agreement with the
        New York State Department of Environmental Conservation whereby the Bus
        Companies have committed to a three-year remedial investigation and feasibility
        study. Please revise this section to discuss this agreement.

Green Bus Lines, Inc. and Subsidiaries Consolidated Financial Statements, page F-12

Consolidated Statements of Cash Flows, page F-17

21.   Please revise your statements of cash flows to present cash flows related to
        discontinued operations in accordance with section 9, "Discontinued Operations",
        of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash
        Flows." Alternatively, you may revise your statements of cash flows so that cash
        flows relating to discontinued operations are not set out separately.

Note 3 Discontinued Operations, page F-27

22.   Since the sale closed on January 9, 2006 and all proceeds have been received by
        the company from the sale of the discontinued operations as of June 30, 2006,
        explain why the assets and liabilities are still classified as discontinued operations
        in the balance sheet. If the assets and liabilities did not transfer with the
        discontinued operations, explain why the assets and liabilities are not considered
        to be part of the continuing entity.   The designation as part of discontinued
        operations is inconsistent with the fact that the transaction closed and that these
        assets and liabilities were not and will not be transferred to the purchaser. Refer
        to paragraph 30 of SFAS 144. For example clarify why the proceeds received

from the sale are classified as an asset of the discontinued operations rather than as unrestricted cash.

23.   If the transaction closed on January 9, 2006, clarify why the transaction is not described in the past tense.

24.   Tell us how you considered the guidance in EITF 03-13 in the determination that the criteria of paragraph 42 of SFAS 144 had been met for the classification of discontinued operations.

25.   Please tell us how you determined that the deferred income tax assets are fully realizable and that a valuation allowance was not necessary. Refer to paragraphs 17 and following of SFAS 109.   Given that you have sold the assets that generated the deferred tax assets, clarify how you expect to utilize the deferred tax asset.

Triboro Coach Corporation and Subsidiaries Consolidated Financial Statements, page F-44

Consolidated Statements of Cash Flows, page F-49

26.   Please revise your statements of cash flows to present cash flows related to discontinued operations in accordance with section 9, "Discontinued Operations", of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash Flows." Alternatively, you may revise your statements of cash flows so that cash flows relating to discontinued operations are not set out separately.

Note 3 Discontinued Operations, page F-60

27.   Since the sale closed on January 9, 2006 and all proceeds have been received by the company as of June 30, 2006 from the sale of the discontinued operations, explain why the assets and liabilities are still classified as discontinued operations in the balance sheet. If the assets and liabilities did not transfer with the discontinued operations, explain why the assets and liabilities are not considered to be part of the continuing entity.   The designation as part of discontinued operations is inconsistent with the fact that the transaction closed and that these assets and liabilities were not and will not be transferred to the purchaser. Refer to paragraph 30 of SFAS 144. For example clarify why the proceeds received from the sale are classified as an asset of the discontinued operations rather than as unrestricted cash.

28.   If the transaction closed on January 9, 2006, clarify why the transaction is not described in the past tense.

29.   Tell us how you considered the guidance in EITF 03-13 in the determination that
       the criteria of paragraph 42 of SFAS 144 had been met for the classification of
       discontinued operations.

30.   Please tell us how you determined that the deferred income tax assets are fully
       realizable and that a valuation allowance was not necessary. Refer to paragraphs
       17 and following of SFAS 109.   Given that you have sold the assets that
       generated the deferred tax assets, clarify how you expect to utilize the deferred tax
       asset.

Jamaica Central Railways, Inc. and Subsidiaries Consolidated Financial Statements, page
F-74

Consolidated Statements of Cash Flows, page F-79

31.   Please revise your statements of cash flows to present cash flows related to
       discontinued operations in accordance with section 9, "Discontinued Operations",
       of the Interpretation of FASB Statements No. 95 and 102, "Statement of Cash
       Flows." Alternatively, you may revise your statements of cash flows so that cash
       flows relating to discontinued operations are not set out separately.

Note 3 Discontinued Operations, page F-89

32.   Since the sale closed on January 30, 2006 and all proceeds have been received by
       the company from the sale of the discontinued operations as of June 30, 2006,
       explain why the assets and liabilities are still classified as discontinued operations
       in the balance sheet. If the assets and liabilities did not transfer with the
       discontinued operations, explain why the assets and liabilities are not considered
       to be part of the continuing entity.   The designation as part of discontinued
       operations is inconsistent with the fact that the transaction closed and that these
       assets and liabilities were not and will not be transferred to the purchaser. Refer to
       paragraph 30 of SFAS 144. For example clarify why the proceeds received from
       the sale are classified as an asset of the discontinued operations rather than as
       unrestricted cash.

33.   If the transaction closed on January 30, 2006, clarify why the transaction is not
       described in the past tense.

34.   Tell us how you considered the guidance in EITF 03-13 in the determination that the criteria of paragraph 42 of SFAS 144 had been met for the classification of discontinued operations.

35.   Please tell us how you determined that the deferred income tax assets are fully realizable and that a valuation allowance was not necessary. Refer to paragraphs 17 and following of SFAS 109. Given that you have sold the assets that generated the deferred tax assets, clarify how you expect to utilize the deferred tax asset.

Pro Forma Financial Statements

36.   Please expand note (b) on page 48 to show the cash and stock components of the distribution. Based on the information on page 7 and on the cover page of the registration statement, we understand this distribution to be comprised of $20 million in cash and 3,769,122 shares of stock valued at $11.14 per share.

37.   Note (d) on page 48 includes an addition to cash balances used to fund a portion of the $20 million distribution of $8.313 million. Based on the description in note (d) it is not clear why this increase in cash is supportable. Please explain. For example was the cash related to discontinued operation previously reflected in the historical balance sheet and if the cash remained available to the entity, why was it classified as part of discontinued operations, if so?

38.   The denominator in the pro forma earnings per share computation should be revised for each period to include the number of shares whose proceeds would be necessary to fund the $20 million cash distribution. Refer to SAB Topic 1B(3). We note that the planned distribution of $62 million exceeds net income for the current year and only the portion to be paid with the offering proceeds of $42 million through the issuance of 3,769,000 additional shares has been reflected as outstanding for purposes of the computation of pro forma earnings per share.

Part II

39.   Please revise Part II to conform to the Form requirements of S-4.

Exhibits

40.   We note in your response to comment 53 that your opinions will be signed in conjunction with the effectiveness of the Registration Statement. Please note that the signed opinions must be filed as exhibits before we can take the Registration Statement effective.

Exhibit 5.1- Legal Opinion

41.   Please revise the last paragraph on page 2 to eliminate the limitation on reliance on the opinion. Investors must be able to rely on the legal opinion.

42.   In the first paragraph on page 2, it states that your counsel is a member of the Bar of the State of New York. Please revise to remove this language since it appears to disclaim counsel's ability to issue an opinion regarding Maryland law. Alternatively, please obtain an opinion from counsel that is a member of the Bar of Maryland.

43.   We note the reference to the General Corporation Law of the State of Maryland. Please have counsel revise the opinion to reflect, or confirm to us, that it concurs with our understanding that the reference and limitation to the General Corporation Law of the State of Maryland includes the statutory provisions and also applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws. If counsel chooses to confirm to us, please file counsel's confirmation as correspondence on the EDGAR system.

Exhibit 8.1- Tax Opinions

44.   Please revise to file the two opinions included in this Exhibit as two separate Exhibits.

45.   We note that each of your tax opinions is premised on certain written representations of GTJ REIT and the Bus Companies. Please revise the opinion to clarify that the representation relate to factual matters.

46.   Please revise the penultimate paragraph in both opinions to eliminate the limitation on reliance on the opinion. Investors must be able to rely on the opinions. In addition, please update the opinion each time you file a pre-effective amendment that contains a material change to the registration statement, or remove the reference to "on the date hereof."

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Jerome Cooper
GTJ REIT, Inc.
October 30, 2006
Page 10

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Linda Van Dorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Stuart M. Sieger, Esq. (*via facsimile*)